EXHIBIT  10-02


                           EMPLOYMENT AGREEMENT


          AGREEMENT, dated as of February 1, 1995, between GREENMAN BROS. INC., a New York corporation ("GMN" or the
"Company"), and Stanley Greenman (the "Executive").


          It is hereby agreed as follows:


          1. Nature of Employment. GMN hereby employs Executive as its Chairman and Chief Executive Officer, and confirms the election of Executive by GMN's Board of Directors as its Chairman and Chief Executive Officer, and agrees to use its best efforts to cause Executive to be reelected as Chairman and Chief Executive officer during the term of this Agreement. Executive accepts employment upon the terms and conditions hereinafter set forth and agrees to serve GMN as its Chairman and Chief Executive Officer, and as a member of its Board of Directors so long as so elected during the term of this Agreement. The Executive shall report to the Board of Directors of GMN.


          The Executive shall also serve without additional compensation as an officer and director of all corporations from time to time owned or controlled by GMN if so elected or appointed. The Executive shall devote his full time, energies, skills and attention to the performance of his duties and responsibilities hereunder, and shall perform then faithfully and diligently. The office of the Executive shall be located within a 20 mile radius of the Executive's residence on the date of this

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Agreement and the Executive shall not be required to locate his office elsewhere without his prior written consent.


          2. Term of Employment. The term of the Executive's employment under this Agreement shall be for the period commencing as of February 1, 1995 and terminating on January 31, 1998 unless sooner terminated by either party for cause or as hereinafter provided.


          (a) In the event of the death or "total disability" (as defined below) of the Executive, the Executive's employment shall terminate as of the date of his death or the date of his certification of total disability, in either of which events, Executive, his estate, legal representative or designee, as the case may be, shall receive the full salary compensation provided for the Executive in Section 3 below for a period of six (6) months from the date of the Executive's death or total disability.


          (b) In the event the Board of Directors of GMN shall determine, as confirmed by competent medical evidence (which shall include a certificate from Executive's then personal physician), that Executive has become "totally disabled" and, on the same or subsequent occasion, shall determine that such disability shall have continued for a period of three (3) consecutive months, then Executive's employment shall terminate thirty (30) days after the date upon which GMN shall have given notice to the Executive of its election to terminate his employ-ment because of such total disability, provided, however, that

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prior to termination the Board of Directors shall have received confirming competent medical evidence as to the existence of the Executive's total disability at such time. Any controversy arising in the determination of whether the Executive shall be deemed to be "totally disabled" for purposes of his being terminated as provided for herein shall be settled by an independent physician licensed to practice medicine selected by the Board of Directors of GMN and approved by the Executive. Prior to any such termination, GMN's obligations with respect to compensation and benefits shall continue during the period of disability.


          (c) In the event of a change in control (as defined herein) of GMN, which results in an actual or constructive termination of employment, the Executive shall have the right within six (6) months after any such termination, to terminate his employment hereunder and to receive an amount, payable in a lump sum as severance pay within 10 days after he shall have given notice of his election to terminate, equal to the amount by which two hundred ninety-nine percent (299%) of the base amount exceeds the present value of all other payments which would be considered as contingent on a change of ownership or control (other than payments which would not be treated as parachute payments) under section 28OG of the Internal Revenue Code. The "base amount" for purposes of this subsection (c) shall mean the average annual compensation which was payable by GMN and was includible in the Executive's gross income for tax purposes for the most recent five (5) taxable years of the Executive ending

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before the date on which a change in control occurs.  A "change in control" for purposes of this subsection (c) shall mean
(i) the acquisition (directly or indirectly) by any person, entity or group of more than twenty-five percent (25%) of the outstanding voting stock of GMN (acquisition shall include accumulation in one or more transactions, including, without limitation, any issuance, transfer or purchase of stock, reclassification of securities, stock split, stock dividend or distribution, reverse stock split, recapitalization, merger or consolidation with subsidiaries, and any transaction which has the direct or indirect effect of increasing the proportionate share of the outstanding voting stock of GMN held by such person, entity or group), or (ii) the individuals who currently con-stitute the directors of GMN, or individuals elected by more than two-thirds of such current directors to replace any of such current directors, no longer constitute a majority of the direc-tors of GMN. A "constructive termination of employment" for purposes of this subsection (c) shall mean any of the following, if done without the Executive's consent and having a material adverse effect on his employment or the conditions under which he works: (i) a change in the title, duties or responsibilities of the Executive, including the person or body to whom the Executive reports, (ii) a change in the location where the Executive's services are rendered, (iii) a change in the office or secretarial arrangements affecting the Executive, or (iv) any reduction in compensation or fringe benefits or change of any other term of this Agreement, or any other breach of this

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Agreement by GMN.  A constructive termination shall be determined by the Executive in his sole, reasonable discretion.


          3.   Compensation.  (a)  Subject to the provisions of
Section 2, as compensation for his services hereunder GMN agrees to pay the Executive a salary, payable at such times as may be customary for the payment of compensation to other GMN employees, or at such times as the Executive and GMN shall agree upon, at the rate of $275,000 per annum or at such increased rate as the Board, with the advice of the Compensation Committee, may from time to time determine.


          (b)  In addition to the salary to be paid pursuant to
Section 3(a), the Executive shall be eligible for a bonus (the "Performance Bonus") with respect to each of the three fiscal years of the Company ending January 31, 1996 (Year 1), January 31, 1997 (Year 2), and January 31, 1998 (Year 3) (together, the "Three-Year Period") based upon the net pre-tax profits or losses of the Company ("Profits" or "Losses") in such years, as follows:


               (i)  Year 1:  if Losses are greater than
$3,666,000, no Performance Bonus shall be payable; and if Losses are less than $2,757,000, the Performance Bonus shall be payable in the amount of 30% of the Executive's salary for such year (the "Maximum Performance Bonus"). Between these two levels of Losses, the Performance Bonus will increase pro rata from 0% to 30% of salary, depending upon Loss levels between $3,666,000 and $2,757,000. In other words, for each $9,090 of decreasing losses below ($3,666,000) until ($2,757,000) in Year 1, 1% of the

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Maximum Performance Bonus in Year 1 (i.e., three-tenths of one per cent (.3%) of the Executive's salary for Year 1 shall be payable as the Performance Bonus for Year 1.


               (ii) Year 2: if Profits are less than $798,000, no Performance Bonus shall be payable; and if Profits equal or exceed $1,064,000, the Performance Bonus shall be payable in the amount of 30% of the Executive's salary for such year (the "Maximum Performance Bonus"). Between these two levels of Profits, the Performance Bonus will increase pro rata from 0% to 30% of salary, depending upon Profit levels between $798,000 and $1,064,000. In other words, for each $2,660 of incremental Profits above $798,000 (up to $1,064,000) 1% of the Maximum Performance Bonus in Year 2 (i.e., three-tenths of one per cent (.3%) of the Executive's salary for Year 2) shall be payable as the Performance Bonus for Year 2.


               (iii)  Year 3:  if Profits are less than
$4,943,250, no Performance Bonus shall be payable; and if Profits equal or exceed $6,591,000, the Performance Bonus shall be payable in the amount of 30% of the Executive's salary for such year (the "Maximum Performance Bonus"). Between these two levels of Profits, the Performance Bonus will increase pro rata from 0% to 30% of salary, depending upon Profit levels between $4,943,250 and $6,591,000. In other words, for each $16,480 of incremental Profits above $4,943,000, 1% of the Maximum Performance Bonus in Year 3 (i.e., three-tenths of one per cent

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(.3%) of the Executive's salary for Year 3) shall be payable as the Performance Bonus for Year 3.


               (iv) Aggregate: if the Maximum Performance Bonus shall not be payable for all of the years in the Three-Year Period under the formulas contained in paragraphs (i), (ii) and
(iii) above, the Executive shall nevertheless be eligible to make up the shortfall as follows: If the aggregate net Profits of the Three-Year Period -- i.e., the total of Profits net of any Losses incurred by the Company during such period ("Aggregate Profits") exceed $2,075,000) a tentative calculation of a Performance Bonus based upon Aggregate Profits ("Aggregate Performance Bonus") shall be made, as follows: For each $2,823 of incremental Aggregate Profits above $2,075,000 1% of the Maximum Aggregate Performance Bonus shall be payable to the Executive. If the Aggregate Performance Bonus calculated in this manner exceeds the total of the Performance Bonuses paid or payable to the Executive for Years 1, 2 and 3 pursuant to paragraphs (i), (ii) and (iii) above, then the Executive shall be paid an amount equal to the difference between the Aggregate Performance Bonus, and the amounts of Performance Bonuses previously paid; provided, however, the maximum Aggregate Performance Bonus shall be an amount equal to 30% of the sum of the Executive's salary for Years 1, 2 and 3. In addition, the maximum amount of the Aggregate Performance Bonus shall be subject to the further limitation that, together with the Aggregate Performance Bonus payable to Stewart Katz pursuant to the Employment Agreement between the Company and Mr. Katz dated the date hereof, it shall

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not exceed 10% of the Company's Profits for Year 3 (calculated without reference to the Aggregate Performance Bonus). In the event that the sum of both such bonuses calculated as provided herein and in Mr. Katz's Employment Agreement exceed this limitation, both bonuses shall be reduced pro rata until, in the aggregate, they amount to 10% of the Company's Profits for Year 3 (calculated without reference to the Aggregate Performance Bonus).


               (v) Performance Bonuses shall be paid promptly following the determination of Profits or Losses at the end of each of Years 1, 2 and 3. The Aggregate Performance Bonus, if payable, shall be paid promptly following determination of Aggregate Profits, following conclusion of the Three-Year Period.


          (c) The Executive shall also be eligible for grants of stock options to acquire shares of Common Stock of the Company ("Options") pursuant to the Company's 1994 Stock Incentive Plan (the "Plan") depending upon the level of Profits or Losses achieved in Year 1, Year 2 and during the Three-Year Period, in the aggregate, as follows:


               (i)  Year 1:  If Losses are greater than
$3,666,000, no Options shall be granted; and if Losses are less than $2,757,000, 30,000 Options will be granted (the "Maximum Option Grant"). Between these two levels of Profits, the Option grant will increase pro rata from zero to 30,000 Options, depending upon Loss levels between $3,666,000 and $2,757,000. In other words, for each $9,090 of decreasing Losses below

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$3,666,000 in Year 1, 300 Options shall be granted, up to a maximum of 30,000 Options.


               (ii) Year 2: If Profits are less than $798,000, no Options shall be granted; and if Profits equal or exceed $1,064,000, 30,000 Options will be awarded (the "Maximum Option Grant"). Between these two levels of Profits, the Option grant will increase pro rata from zero to 30,000 Options, depending upon Profit levels between $798,000 and $1,064,000. In other words, for each $2,660 of incremental Profits above $798,000 in Year 2) 300 Options shall be granted, up to a maximum of 30,000 Options.


               (iii) If the Maximum Option Grant shall not have been awarded for both Year 1 and Year 2 under the formulas contained in paragraphs (i) and (ii) above, the Executive shall nevertheless be eligible to make up the shortfall as follows: If the Aggregate Profits exceed $2,075,000, a tentative calculation of the number of Options to be granted leased on the amount of such Profits shall be made. Such number shall be 300 Options for each $2,823 of such Incremental Profits, up to a maximum of 60,000 Options. If the number of Options which have been earned, calculated in this manner ("Aggregate Option Award") exceeds the total number of Options granted to Executive for Years 1 and 2 pursuant to paragraph (i) and (ii) above, then the Executive shall be granted Options equal to the difference between the Aggregate Option Award and the number of Options previously granted.

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               (iv)  Options with respect to Year 1 and Year 2
shall be granted promptly following the determination of Profits for such fiscal years. An Aggregate Option Award shall be granted promptly after determination of Aggregate Profits, following conclusion of the Three-Year Period. Profits and Losses shall be calculated by the independent accountants regularly auditing the Company's financial statements, in accordance with generally accepted accounting principles, consistently applied, subject to review by the Board of Directors of the Company, whose determinations shall be final and binding on all parties. The exercise price shall be fair market value determined in accordance with the Stock Option Plan. Options shall provide for exercisability of 25% per year commencing one year after grant and be subject to such other provisions as are customarily contained in the Company's Stock Option Agreement with its executives under the Plan.


          4. Additional Compensation; Benefits. The Board of Directors of GMN, in its sole and absolute discretion, may at any time and from time to time pay to the Executive such additional incentive payments, bonuses and/or profit sharing distributions, in addition to the compensation provided in Section 3, as the Board of Directors, with the advice of the Compensation Committee, may determine. The stock option and compensation committee of GMN in its sole and absolute discretion may at any time and from time to time award to the executive such stock options or other stock based pay under the Company's stock option plan or otherwise, in addition to the compensation provided for

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in Section 3, as such committee or board may from time to time determine.


          The Executive shall, in any event, be entitled to the continuation of any employee benefits, including life, disability or accident insurance coverage, currently being received by the Executive, and shall be eligible to participate in any plan of GMN available to the employees of GMN and any other plan which may be adopted in the future with respect to employees or executives of GMN or any of its operating divisions if he shall be eligible under the terms of such plan without restriction or limitation by reason of this Agreement.


          The Executive shall also be entitled to paid vacation for such periods and times as have been heretofore customary for the Executive.


          5. Expenses. GMN shall promptly reimburse the Executive for all specified items of travel, entertainment and miscellaneous expenses reasonably incurred by him in connection with the performance of his duties hereunder upon presentation of vouchers therefor in accordance with normal procedures and standards established by GMN for such purposes. GMN shall also, at its own expense, provide Executive with a new automobile of GMN's choice and shall bear all expenses of maintaining and insuring such automobile.


          6.   Nondisclosure; Noncompetition.

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          (a)  Executive shall not, at any time during or
following expiration or termination of Executive's employment (regardless of the reason therefor), directly or indirectly, disclose to any person (except in the regular course of GMN's business), or use in competition with GMN, any of GMN's trade secrets or confidential information.


          (b) For a period of one (1) year following expiration of his employment or termination of employment for any reason other than (i) termination by GMN without cause, or
(ii) termination by the Executive in accordance with Section 2(c) hereof, the Executive shall not, without GMN's written consent,
(A) enter into the employ of or render any services to any person, firm or corporation engaged in any "Competitive Business" (as defined below); (B) engage in any Competitive Business for his own account or (C) become interested in any Competitive Business as an individual, partner, shareholder, creditor, director, officer, principal, agent, employee, consultant, advisor or in any other relationship or capacity. As used herein, "Competitive Business" shall mean operating stores for the retail sale of educationally oriented products for children, including without limitation, toys, games, books, video and audio tapes, computer software, crafts, and science and construction merchandise. The geographic locations in which this covenant shall be operative shall include a [50] mile radius of any Noodle Kidoodle store then operated by the Company, or then planned by the Company to be opened within a twelve month period.

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          7.   Fees and Expenses.  GMN shall pay all legal fees
and related expenses incurred by the Executive as a result of
(i) termination of his employment following a change in control of GMN (including all such fees and expenses, if any, incurred in contesting or disputing any such termination or incurred by the Executive in seeking advice with respect to tax matters relating thereto) or (ii) the Executive's seeking to obtain or enforce any right or benefit provided by this Agreement, if GMN shall have denied such right or withheld such benefit, and if the Executive shall prevail in obtaining or enforcing it.


          8.   Miscellaneous.


          (a) GMN will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of its business and/or assets, by agreement in form and substance satisfactory to the Executive, to expressly assume and agree to perform this Agreement in the same manner and to the same extent that GMN would be required to perform it if no such succession had taken place. This clause shall not apply with respect to a purchase of GMN's wholesale business.


          (b) This Agreement and all rights of the Executive hereunder shall inure to the benefit of and be enforceable by the Executive's personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If the Executive should die while any amounts would still be payable to him hereunder if he had continued to live, all such amounts, unless otherwise provided herein, shall be paid

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in accordance with the terms of this Agreement to the Executive's devisee, legatee or other designee or, if there be no such designee, to the Executive's estate.


          (c) No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by the Executive and such officer as may be specifically designated by the Board of Directors of GMN. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement.


          (d) The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of New York.


          (e) In the event that any provision of this Agreement is held to be invalid or unenforceable in any jurisdiction for any reason unless narrowed by construction, this Agreement shall, as to such jurisdiction, be construed as if such invalid or unenforceable provision had been more narrowly drawn so as not to be invalid or unenforceable; and such provision, as to such jurisdiction, shall be ineffective to the extent of such

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invalidity, prohibition or unenforceability, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provisions in any other jurisdiction.


          (f) The invalidity or unenforcibility of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.


          (g) Any dispute or controversy arising under or in connection with this Agreement shall be settled exclusively by arbitration in New York, New York in accordance with the rules of the American Arbitration Association then in effect.


          (h) The Executive or his estate or designee shall be entitled to receive reasonable attorneys' fees, costs and expenses incurred in enforcing the Executive's rights under this

Agreement.


          IN WITNESS WHEREOF, the parties have executed this

Agreement on the date and year first above written.

                              GREENMAN BROS. INC.



                              By:
ATTEST:                          Name: Stewart Katz
                                 Title: President

By:Anne P. Olsen
                              Executive


                              Stanley Greenman





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